UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,  D.C.  20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For The Year Ended December 31, 2013

Commission file number: 1-10431

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

IRS Employer Identification Number:  33-0379007

AVX CORPORATION

1 AVX Boulevard

Fountain Inn,  SC 29644

AVX NONQUALIFIED

SUPPLEMENTAL RETIREMENT PLAN

INDEX

Page No.

Report of Independent Registered Public Accounting Firm	3

Statements of Financial Condition with Fund Information as of December 31, 2013 and 2012	4-5

Statements of Income and Changes in Plan Equity with Fund Information for the years ended December 31, 2013, 2012 and 2011	6-8

Notes to Financial Statements	9-18

Signature	19

Schedule I – Investments	20

Exhibit:
23.1 Consent of Elliott Davis LLC dated March 25, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

AVX Nonqualified Supplemental Retirement Plan:

We have audited the accompanying statements of financial condition with fund information of the AVX Nonqualified Supplemental Retirement Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of income and changes in plan equity with fund information for the three years ended December 31, 2013, 2012 and 2011. Our audits also included the financial statement schedule, Schedule I – Investments as of December 31, 2013.  These financial statements and financial statement schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2013 and 2012, and the results of its operations and changes in plan equity for the three years ended December 31, 2013, 2012 and 2011, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the related financial statement schedule, Schedule I - Investments, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Elliott Davis, LLC

Greenville, South Carolina

March 25, 2014

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION

As of December  31, 2013

	Total	AVX Stock Fund	Kyocera Stock Fund	NYL Guaranteed Deposit Account	MainStay S&P 500 Index Fund	Janus Balanced Fund	PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Wells Fargo Adv Spec Mid Cap Value Fund	Columbia Select Large Cap Value Fund	RidgeWorth Small Cap Value Equity Fund	MainStay Large Cap Growth Fund	Oppenheimer Dev Markets Fund
ASSETS:
Investments at fair value:
Other investments (cost $6,207,363)	$6,696,174	$31,073	$12,747	$2,673,481	$217,495	$292,712	$970,772	$597,629	$247,847	$338,748	$525,236	$107,672	$448,340	$232,422
AVX Corporation Common Stock (cost $793,056)	848,866	848,866	-	-	-	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depository Shares (cost $314,650)	409,594	-	409,594	-	-	-	-	-	-	-	-	-	-	-
Total investments	7,954,634	879,939	422,341	2,673,481	217,495	292,712	970,772	597,629	247,847	338,748	525,236	107,672	448,340	232,422

Receivable:
Employer contribution	104,143	6,272	4,291	33,741	-	6,052	9,063	7,258	3,019	6,615	13,217	4,298	5,695	4,622
Employee contribution	7,304	463	365	2,121	316	554	427	255	533	779	400	600	289	202
Total Contribution receivable	111,447	6,735	4,656	35,862	316	6,606	9,490	7,513	3,552	7,394	13,617	4,898	5,984	4,824

Adjustment from fair value to contract value for Guaranteed Deposit Account	(31,930)	-	-	(31,930)	-	-	-	-	-	-	-	-	-	-

Plan equity	$8,034,151	$886,674	$426,997	$2,677,413	$217,811	$299,318	$980,262	$605,142	$251,399	$346,142	$538,853	$112,570	$454,324	$237,246

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION

As of December 31, 2012

	Total	AVX Stock Fund	Kyocera Stock Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Wells Fargo Adv Spec Mid Cap Value Fund	Columbia Select Large Cap Value Fund	MainStay Large Cap Growth Fund	RidgeWorth Small Cap Value Equity Fund	Oppenheimer Dev Markets Fund
ASSETS:
Investments at fair value:
Other investments (cost $5,521,965)	$5,815,152	$15,106	$7,532	$2,181,291	$272,124	$373,568	$1,138,682	$523,886	$196,284	$158,184	$437,816	$3,171	$444,307	$63,201
AVX Corporation Common Stock (cost $764,602)	632,010	632,010	-	-	-	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depository Shares (cost $295,144)	354,803	-	354,803	-	-	-	-	-	-	-	-	-	-	-
Total investments	6,801,965	647,116	362,335	2,181,291	272,124	373,568	1,138,682	523,886	196,284	158,184	437,816	3,171	444,307	63,201

Receivable:
Employer contribution	114,121	6,518	4,050	24,881	8,674	7,555	29,472	5,343	1,765	1,255	12,955	-	10,632	1,021
Employee contribution	6,153	320	182	1,016	810	487	1,041	338	537	118	662	25	557	60
Total contribution receivable	120,274	6,838	4,232	25,897	9,484	8,042	30,513	5,681	2,302	1,373	13,617	25	11,189	1,081

Adjustment from fair value to contract value for Guaranteed Deposit Account	38,555	-	-	38,555	-	-	-	-	-	-	-	-	-	-

Plan equity	$6,960,794	$653,954	$366,567	$2,245,743	$281,608	$381,610	$1,169,195	$529,567	$198,586	$159,557	$451,433	$3,196	$455,496	$64,282

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

For the year ended December 31, 2013

	Total	AVX Stock Fund	Kyocera Stock Fund	NYL Guaranteed Deposit Account	MainStay S&P 500 Index Fund	Janus Balanced Fund	PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Wells Fargo Adv Spec Mid Cap Value Fund	Columbia Select Large Cap Value Fund	RidgeWorth Small Cap Value Equity Fund	MainStay Large Cap Growth Fund	Oppenheimer Dev Markets Fund
Net investment income (loss):
Dividends	$76,142	$20,127	$5,076	$-	$3,416	$6,411	$25,164	$5,507	$2,333	$1,013	$6,068	$806	$-	$221
Interest	53,256	-	-	53,256	-	-	-	-	-	-	-	-	-	-
Realized gain (loss) on investment	265,565	-	-	-	37,215	44,900	10,334	3,149	(568)	44,834	62,307	3,684	58,622	1,088
Unrealized gain (loss) on investment	348,822	188,402	35,283	-	30,202	19,745	(57,906)	(68,503)	32,885	18,353	80,676	6,112	58,313	5,260
Total income (loss)	743,785	208,529	40,359	53,256	70,833	71,056	(22,408)	(59,847)	34,650	64,200	149,051	10,602	116,935	6,569

Contributions:
Employer	174,527	10,476	6,955	49,906	4,513	13,100	16,034	15,469	4,121	11,540	21,314	4,298	11,541	5,260
Employee	230,375	15,983	13,116	73,988	20,917	16,777	16,714	6,741	15,152	7,969	19,801	3,272	17,198	2,747
Total contributions	404,902	26,459	20,071	123,894	25,430	29,877	32,748	22,210	19,273	19,509	41,115	7,570	28,739	8,007

Deductions:
Benefit payments	(69,359)	(2,314)	-	-	(16,558)	(15,440)	(32)	-	(36)	(18,760)	-	-	(16,219)	-
Administration Fees	(5,971)	-	-	(5,971)	-	-	-	-	-	-	-	-	-	-
Income (loss) and change in plan equity	1,073,357	232,674	60,430	171,179	79,705	85,493	10,308	(37,637)	53,887	64,949	190,166	18,172	129,455	14,576

Transfer of funds from employee investment elections and plan investment changes, net	-	46	-	260,491	(143,502)	(167,785)	(199,241)	113,212	(1,074)	121,636	(102,746)	91,202	(130,627)	158,388

Plan equity at beginning of year	6,960,794	653,954	366,567	2,245,743	281,608	381,610	1,169,195	529,567	198,586	159,557	451,433	3,196	455,496	64,282

Plan equity at end of year	$8,034,151	$886,674	$426,997	$2,677,413	$217,811	$299,318	$980,262	$605,142	$251,399	$346,142	$538,853	$112,570	$454,324	$237,246

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

For the year ended December 31, 2012

	Total	AVX Stock Fund	Kyocera Stock Fund	MainStay Cash Reserves Fund	NYL Guaranteed Deposit Account	MainStay S&P 500 Index Fund	Janus Balanced Fund	PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Wells Fargo Adv Spec Mid Cap Value Fund	Columbia Select Large Cap Value Fund	RidgeWorth Small Cap Value Equity Fund	MainStay Large Cap Growth Fund	Oppenheimer Dev Markets Fund
Net investment income (loss):
Dividends	$140,667	$21,990	$13,167	$-	$-	$4,649	$9,059	$66,868	$12,388	$3,540	$1,734	$5,647	$50	$1,328	$247
Interest	43,095	-	-	49	43,046	-	-	-	-	-	-	-	-	-	-
Realized gain (loss) on investment	288,096	(106,542)	56,276	-	-	8,476	13,160	99,058	15,145	(100)	7,948	192,604	89	1,982	-
Unrealized gain (loss) on investment	65,797	(103,826)	13,797	-	-	28,143	20,870	17,266	14,808	27,742	17,577	(29,034)	271	47,963	10,220
Total income (loss)	537,655	(188,378)	83,240	49	43,046	41,268	43,089	183,192	42,341	31,182	27,259	169,217	410	51,273	10,467

Contributions:
Employer	253,217	89,721	7,067	-	36,432	12,164	11,908	44,618	7,846	3,977	2,331	19,969	-	15,568	1,616
Employee	200,717	11,965	7,579	4,291	34,031	18,455	15,376	38,616	11,191	17,515	6,617	20,442	648	12,144	1,847
Total contributions	453,934	101,686	14,646	4,291	70,463	30,619	27,284	83,234	19,037	21,492	8,948	40,411	648	27,712	3,463

Deductions:
Benefit payments	(2,862,185)	(269,169)	(512,982)	-	(218,954)	(13,003)	(23,679)	(966,740)	(37,520)	(10,453)	(24,761)	(772,648)	-	(12,276)	-
Income (loss) and change in plan equity	(1,870,596)	(355,861)	(415,096)	4,340	(105,445)	58,884	46,694	(700,314)	23,858	42,221	11,446	(563,020)	1,058	66,709	13,930

Transfer of funds from employee investment elections and plan investment changes, net	-	(11,408)	(25,208)	(2,339,114)	2,351,188	(49,449)	-	50,001	86,616	-	-	(50,001)	-	(12,625)	-

Plan equity at beginning of year	8,831,390	1,021,223	806,871	2,334,774	-	272,173	334,916	1,819,508	419,093	156,365	148,111	1,064,454	2,138	401,412	50,352

Plan equity at end of year	$6,960,794	$653,954	$366,567	$-	$2,245,743	$281,608	$381,610	$1,169,195	$529,567	$198,586	$159,557	$451,433	$3,196	$455,496	$64,282

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

For the year ended December 31, 2011

	Total	AVX Stock Fund	Kyocera Stock Fund	MainStay Cash Reserves Fund	MainStay S&P 500 Index Fund	Janus Balanced Fund	Janus Fund	PIMCO Total Return Fund	PIMCO Real Return Fund	American Funds - EuroPacific Growth Fund	Wells Fargo Adv Spec Mid Cap Value Fund	Columbia Select Large Cap Value Fund	MainStay Large Cap Growth Fund
Net investment income (loss):
Dividends	$131,147	$17,695	$14,328	$-	$4,375	$7,085	$-	$64,855	$12,871	$2,473	$328	$6,277	$-
Interest	223	-	-	223	-	-	-	-	-	-	-	-	-
Realized gain (loss) on investment	102,197	10,217	-	-	(3,367)	7,715	33,993	21	13,018	(129)	2,846	29,254	8,631
Unrealized gain (loss) on investment	(563,565)	(204,623)	(213,950)	-	(3,367)	(14,613)	(38,061)	1,476	10,414	(22,845)	(4,623)	(60,309)	(10,428)
Total income (loss)	(329,998)	(176,711)	(199,622)	223	(2,359)	187	(4,068)	66,352	36,303	(20,501)	(1,449)	(24,778)	(1,797)

Contributions:
Employer	316,244	23,308	16,629	62,937	17,242	22,655	7,407	77,449	13,550	10,462	5,237	38,742	18,244
Employee	266,469	26,031	13,590	59,982	25,757	17,539	4,030	46,225	13,990	15,553	6,927	26,510	9,967
Total contributions	582,713	49,339	30,219	122,919	42,999	40,194	11,437	123,674	27,540	26,015	12,164	65,252	28,211

Deductions:
Benefit payments	(48,070)	(2,202)	-	-	(11,167)	(11,680)	-	-	-	-	(11,729)	-	(11,292)
Income (loss) and change in plan equity	204,645	(129,574)	(169,403)	123,142	29,473	28,701	7,369	190,026	63,843	5,514	(1,014)	40,474	15,122

Transfer of funds from employee investment elections and plan investment changes, net	-	(59,683)	-	(5,541)	(74,653)	(32,466)	(338,288)	95,645	72,694	13,042	237	(108,795)	386,290

Plan equity at beginning of year	8,626,745	1,210,480	976,274	2,217,173	317,353	338,681	330,919	1,533,837	282,556	137,809	148,888	1,132,775	-

Plan equity at end of year	$8,831,390	$1,021,223	$806,871	$2,334,774	$272,173	$334,916	$-	$1,819,508	$419,093	$156,365	$148,111	$1,064,454	$401,412

The accompanying notes are an integral part of these financial statements.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan

The following brief description of the AVX Nonqualified Supplemental Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for more complete information.

General

The Plan was established August 1, 1994 to provide certain officers and highly compensated managers of AVX Corporation, (“AVX”) or (the "Company") with supplemental retirement benefits.  Effective January 1, 2005, the AVX Corporation Supplemental Executive Retirement Plan (the “SERP Plan”), that was established January 1, 1998, was merged into the Plan.  All balances from the SERP Plan were transferred into the Plan.  Any employee eligible to participate in the AVX Corporation Retirement Plan is eligible to participate in the SERP portion of the plan and any employee eligible to participate in the AVX Corporation Retirement plan whose annual compensation is in excess of $255,000, $250,000, and $245,000 for the plan years 2013, 2012 and 2011, respectively (as such limit is defined by the Internal Revenue Code) is eligible to participate in the Supplemental Retirement portion of the Plan. An employee who, in prior years,  becomes an eligible participant in the Plan shall continue to be eligible to fully participate in the Plan regardless of whether such employee’s annual compensation falls below the annual compensation limit for the year. In December of 2007, the Plan was amended to comply with the final regulations under Internal Revenue Code Section 409A. These amendments were effective January 1, 2008. The Company is the Plan’s sponsor and Plan administrator. New York Life Trust Company (the “Trustee”) is the Plan’s trustee and record keeper.

In 2009, the Plan was amended and restated effective January 1, 2010. Among other changes to the Plan, the amendment eliminated the Supplemental Retirement portion of the Plan with the related eligibility criteria.  In addition, the amended Plan provides that all employer contributions will be paid annually, and plan eligibility is based upon the Company’s Board of Directors’ discretion.

Deferred Compensation Contribution

The Plan is split into two parts. There is a SERP portion and a Supplemental Retirement portion. The SERP portion allows each participant to irrevocably elect to defer receipt of all or a portion of eligible compensation for that year prior to January l of each year. The Supplemental Retirement portion allows participants to defer an amount from 1% to 3% of eligible compensation (currently between $255,000 and $600,000). Eligible compensation for employee contributions to the supplemental portion is determined based on total compensation less any amount deferred under the SERP portion of the Plan.

Company Matching Contribution

The Company will match contributions equal to 100% of the first 3% of the amount that is deferred under the AVX Corporation Retirement Plan.  After the maximum contribution limit has been reached under the AVX Corporation Retirement Plan, the Company will match contributions equal to 100% of the first 3% of the amount deferred that is related to eligible compensation (currently between $255,000 and $583,333) in the Plan. This match to the plan shall be invested in the AVX Stock Fund. Upon attaining the age of fifty-five, a participant may elect to change the investment of any matching contributions made on his behalf. Total Company match for any participant in the Plan can not exceed 3% of eligible compensation for the Plan year.

Non-discretionary Contribution

The Company will make an annual contribution equal to 5% of eligible compensation.

Discretionary Contribution

The Company may make an annual contribution between 0% - 5% of eligible compensation.  The contribution amount is subject to approval by the Company’s Board of Directors. In 2011 and 2012, the Company’s Board of Directors approved a 5% discretionary match.  In July 2014, the Company’s Board of Directors will determine the discretionary contribution, if any, for the plan year ended December 31, 2013.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Each participant shall be fully vested and have a non-forfeitable interest in his account including all company contributions.

Payment of Benefits

Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's separation from service, disability, or death in a lump-sum payment or in installments over a period not to exceed 10 years.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Contributions

Employer contributions under the non-discretionary contribution feature include amounts equal to the aggregate amount that would have been contributed based on a participant’s eligible compensation under the non-discretionary contribution feature of the AVX Corporation Retirement Plan.  The employer contributions associated with the discretionary contribution feature of the Plan are not readily determinable until after the Company’s fiscal year ended March 31 and are included in the Plan in the year paid. Contributions from employees are recorded in the period withheld.

Payment of Benefits

Benefits are recorded when paid.

Investment Transactions and Investment Income

For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.  Unrealized gains (losses) on investments on the Statements of Income and Changes in Plan Equity with Fund Information represents the cumulative change in unrealized gains (losses) for the respective years.  Purchases and sales are recorded on the trade date.  Interest income is accrued when earned.  Dividend income is recorded on the ex-dividend date.

Administrative Expenses

The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements are paid by the Company or by plan assets.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund.  These stock administration fees are based on the market value of these funds.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes in plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Investment Valuation

The Plan investments are stated at fair value.  See Note 4.

Subsequent Events

Subsequent events are events or transactions that occur after the date of the statement of financial condition with fund information but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of financial condition with fund information, including the estimates inherent in the process of preparing financial statements.  Unrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of financial condition with fund information but arose after that date.  The Plan’s management performed an evaluation as of March 25, 2014, the date the financial statements were issued, and did not identify any subsequent events since the date of the statement of financial condition with fund information requiring adjustment to or disclosure in the financial statements.

New Accounting Standards

In April 2013, the FASB issued guidance addressing application of the liquidation basis of accounting.  The guidance is intended to clarify when an entity should apply the liquidation basis of accounting.  In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting.  The amendments will be effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein and those requirements should be applied prospectively from the day that liquidation becomes imminent.  Early adoption is permitted.  The Company does not expect these amendments to have any effect on its financial statements.

In December 2013, the FASB amended the Master Glossary of the FASB Codification to define “Public Business Entity” to minimize the inconsistency and complexity of having multiple definitions of, or a diversity in practice as to what constitutes, a nonpublic entity and public entity within U.S. GAAP.  The amendment does not affect existing requirements, however will be used by the FASB, the Private Company Council (“PCC”), and the Emerging Issues Task Force (“EITF”) in specifying the scope of future financial accounting and reporting guidance.  The Company does not expect this amendment to have any effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Investment Programs

The Plan’s investment alternatives include the following:

New York Life Guaranteed Deposit Account: The New York Life Guaranteed Deposit account, a Group Annuity Contract, seeks to provide a low risk stable value investment, offering competitive yields and limited volatility, with a guarantee of principal and accumulated interest and liquidity to meet participant-initiated benefit needs.  This fund became an investment option during 2012 and had six participants at December 31, 2013 and nine participants at December 31, 2012.

Kyocera Stock: This account invests in shares of the Kyocera Corporation.  The objective is to give participants the opportunity to share in the success and growth of Kyocera and AVX by allowing participants to become part owners.  The account’s value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.  This account had two participants at December 31, 2013 and December 31, 2012, respectively.

AVX Stock: This account invests in shares of AVX stock.  This account also gives participants the opportunity to share in the success and growth of AVX.  The account’s value will fluctuate, based on the success of AVX and the stock market in general.  This account had nine participants at December 31, 2013 and fourteen participants at December 31, 2012.

Janus Balanced Fund: The Janus Balanced Fund, a mutual fund, pursues investment objectives by investing 35-65% of its assets in equity securities and the remaining assets in fixed-income securities and cash equivalents.  This fund had six participants at December 31, 2013 and nine participants at December 31, 2012.

MainStay S&P 500 Index Fund: The MainStay S&P 500 Index Fund, a mutual fund, seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500 Index. This fund had two participants at December 31, 2013 and eight participants at December 31, 2012.

PIMCO Total Return Fund: The PIMCO Total Return Fund, a mutual fund, emphasizes higher-quality, intermediate-term bonds and aims to avoid concentrated risk exposure by being more globally diversified than many traditional core bond funds.  It also has considerable flexibility to respond to changing economic conditions in order to help manage overall risk and increase total return potential.  This fund had six participants at December 31, 2013 and eight participants at December 31, 2012.

PIMCO Real Return Fund: The PIMCO Real Return Fund, a mutual fund, is an actively managed portfolio that provides exposure to the universe of U.S. Treasury Inflation Protection Securities.  The fund is designed to help investors protect and enhance the purchasing power of their investment.  Potential benefits include real return above inflation, low volatility, and diversification relative to other financial assets. This fund had four participants at December 31, 2013 and December 31, 2012.

American Funds - EuroPacific Growth Fund:  The American Funds - EuroPacific Growth Fund, a mutual fund, seeks long-term growth of capital.  The fund normally invests at least 80% of assets in securities of issuers located in Europe and the Pacific Basin.  The fund may also hold cash, money market instruments, and fixed-income securities.  This fund had five participants at December 31, 2013 and seven participants at December 31, 2012.

Wells Fargo Advantage Special Mid Cap Value Fund: The Wells Fargo Advantage Special Mid Cap Value Fund, a mutual fund, seeks long term capital appreciation. The fund principally invests in equity securities of medium-capitalization companies, which are defined as securities of companies with market capitalizations within the range of the Russell Midcap Index that are believed to represent attractive opportunities. This fund had seven participants at December 31, 2013 and five participants at December 31, 2012.

Columbia Select Large Cap Value Fund: The Columbia Select Large Cap Fund, a mutual fund, has a bottom-up, fundamental investment process that seeks to invest in a concentrated portfolio of large-cap companies.  The fund seeks to identify companies having the potential to accelerate their earnings growth rate through a change in management, a major restructuring, or the company’s point in the economic cycle.  It takes a buy and hold approach toward investing, resulting in low annual turnover.  This fund had six participants at December 31, 2013 and December 31, 2012.

MainStay Large Cap Growth Fund: The MainStay Large Cap Growth Fund, a mutual fund, seeks long-term growth of capital. The fund invests in companies that have the potential for above-average future earnings growth. It normally invests at least 80% of assets in large-capitalization companies which have a market capitalization in excess of $4.0 billion and generally are improving their financial returns. The fund is permitted to invest up to 20% of net assets in foreign securities.  This fund had five participants at December 31, 2013 and had eight participants at December 31, 2012, respectively.

RidgeWorth Small Cap Value Equity Fund: The RidgeWorth Small Cap Value Equity Fund, a mutual fund, seeks to provide long-term capital appreciation and income by investing primarily in U.S. companies with market capitalizations less than $3 billion, and which managers believe are undervalued in the market place at the time of purchase.  This fund had seven participants at December 31, 2013 and one participant at December 31, 2012.

Oppenheimer Developing Markets Fund: The Oppenheimer Development Markets Fund, a mutual fund, seeks to invest in emerging-market businesses that appear likely to grow at a faster pace than world GDP and may benefit from distinctive structural global growth themes known as “Big Ideas.”  The fund provides investors access to companies in rapidly growing countries that are believed to have sustainable, above-average earnings growth.  This fund had four participants at December 31, 2013 and two participants at December 31, 2012.

MainStay Cash Reserves Fund: The MainStay Cash Reserves Fund, a money market fund option offered within the Plan up until 2012, seeks a high level of current income while preserving capital and maintaining liquidity.  This fund invests in short-term dollar denominated securities. This fund was transferred in total to another fund during 2012.

The Plan's realized and unrealized gains (losses) for the years ended December 31 are as follows:

	2013	2012	2011
Proceeds
Common stock	$ 27,370	$ 27,370	$ 87,241
Other investments	1,694,357	1,694,357	696,587
	1,721,727	1,721,727	783,828
Aggregate cost
Common stock	27,370	77,636	77,024
Other investments	1,428,792	1,355,995	604,607
	1,456,162	1,433,631	681,631
Realized gains (losses)
Common stock	-	(50,266)	10,217
Other investments	265,565	338,362	91,980
	265,565	288,096	102,197
Unrealized gains (losses)
Common stock	223,685	(90,029)	(418,575)
Other investments	125,137	155,826	(144,990)
	348,822	65,797	(563,565)
Realized and unrealized gains (losses)	$ 614,387	$ 353,893	$ (461,368)

The fair values of the following investments represent 5% or more of the Plan’s total net assets and equity available for benefits as of December 31, 2013 and 2012, respectively:

	December 31,
	2013		2012
AVX Stock	$ 848,866		$ 632,010
Kyocera Stock	409,594		354,803
PIMCO Total Return Fund	970,772		1,138,682
Columbia Select Large Cap Value Fund	525,236		437,816
New York Life Guaranteed Deposit Account	2,673,481		2,181,291
Janus Balanced Fund	292,712	*	373,568
PIMCO Real Return Fund	597,629		523,886
MainStay Large Cap Growth	448,340		444,307

*  Amounts were less than 5% of Net Assets for the Plan Year

1.	Fair Value

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

		Based on
	Fair Value at December 31, 2013	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Guranteed Deposit Account:
New York Life Guaranteed Deposit Account	$ 2,673,481	$ -	$ -	$ 2,673,481
Money Market Fund:
PIMCO Money Market Fund	43,820	43,820	-	-
Mutual Funds:
Fixed Income	1,568,401	1,568,401	-	-
Large Cap Growth	680,762	680,762	-	-
Large Cap Value	525,236	525,236	-	-
Large Cap Blend	758,054	758,054	-	-
Mid Cap Blend	338,748	338,748	-	-
Small Cap Value	107,672	107,672	-	-
Common Stock:
AVX Stock	848,866	848,866	-	-
Kyocera Stock	409,594	409,594	-	-
Total	$ 7,954,634	$ 5,281,153	$ -	$ 2,673,481

		Based on
	Fair Value at December 31, 2012	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Guranteed Deposit Account:
New York Life Guaranteed Deposit Account	$ 2,181,291	$ -	$ -	$ 2,181,291
Money Market Fund:
PIMCO Money Market Fund	22,638	22,638	-	-
Mutual Funds:
Fixed Income	1,662,568	1,662,568	-	-
Large Cap Growth	507,508	507,508	-	-
Large Cap Value	437,816	437,816	-	-
Large Cap Blend	841,976	841,976	-	-
Mid Cap Blend	158,184	158,184	-	-
Small Cap Value	3,171	3,171	-	-
Common Stock:
AVX Stock	632,010	632,010	-	-
Kyocera Stock	354,803	354,803	-	-
Total	$ 6,801,965	$ 4,620,674	$ -	$ 2,181,291

The following table sets forth a summary of changes to the Plan’s Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2013 and 2012.

2013
Balance, beginning of period	$ 2,181,291
Net unrealized gains to adjust to fair value	123,741
Purchases	368,449
Settlements	-
Transfers in and/or out of Level 3, net	-
Balance, end of period	$ 2,673,481

2012
Balance, beginning of period	$ -
Net unrealized gains to adjust to fair value	4,491
Purchases	2,395,754
Settlements	(218,954)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$ 2,181,291

Assets valued using Level 1 inputs in the table above represent Mutual Funds and equity securities. Mutual Funds are valued based on the net asset value, which is used as a practical expedient for determining fair value.  Equity securities are valued using quoted prices in active markets.

Assets valued using Level 3 inputs in the table above represent a Guaranteed Deposit Account. Those assets held in the Guaranteed Deposit Account were valued using the assumptions below:

The following tables represent the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2013 and 2012.

As of December 31, 2013

Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Interest Account	$ 2,673,481	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	1.48%-2.22% (1.98% base case based on trading in comparable corporate credits, adjusted for liquidity)
			Investment Term	2-5 years (3 year base rate based on insurance company typical assets)
			Crediting Rate	2.4% (2.35%-2.75% base rate based on observed 2.35% current rate, adjusted for forward movement based on historical treasury trading)

As of December 31, 2012

Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Interest Account	$ 2,181,291	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	2.91%-3.55% (3.23% base case based on trading in comparable corporate credits, adjusted for liquidity)
			Investment Term	5-10 years (7 year base rate based on intermediate-term fixed income WAL assumption for general account)
			Crediting Rate	2.3%-3.55% (2.95% base rate based on observed 2.35% current rate, adjusted for forward movement based on historical treasury trading)

ADS and Common Stock

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund.  Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.  The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

Guaranteed Deposit Account

In 2012, the Plan began investing in a guaranteed deposit account (“GDA”).  The GDA is a group annuity product issued by New York Life Insurance Company (“NYLIC”) that is fully benefit-responsive.  Amounts contributed to the contract were deposited in NYLIC’s general account and were reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses.  Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of NYLIC.  NYLIC is compensated in connection with this product by deducting an amount for investment expenses and risk from the investment experience of certain assets held in NYLIC’s general account. The fair value of the fully benefit responsive investment contract is calculated using a discounting method.  The crediting interest rate on the contract was 2.35% at December 31, 2013 and

December 31, 2012 and the average yield credited to participant accounts was 2.40% and 2.35% for the year ended December 31, 2013 and December 31, 2012, respectively.  NYLIC periodically resets the interest rate credited on the contract balances, subject to a minimum rate specified in the group annuity contract.

Investments are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

2.	Non participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments is as follows:

	December 31,
	2013	2012
Net Assets
PIMCO Money Market Fund	$ 11,778	$ 5,940
AVX Corporation Common Stock	321,758	248,537
Total	$ 333,536	$ 254,477

		December 31,
		2013	2012	2011
Changes in Net Assets
	Contributions	$ -	$ 78,926	$ -
	Dividends	7,629	8,648	5,414
	Transfers	-	-	(28,009)
	Net appreciation (depreciation)	72,536	(73,509)	(61,028)
	Benefits paid to participants	(1,106)	(67,250)	(1,053)
Total		$ 79,059	$ (53,185)	$ (84,676)

3.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time.  However, termination of the Plan shall not, without the consent of a participant, adversely affect such participant’s rights with respect to amounts then accrued in his/her account.

4.	Federal Income Taxes

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue Code.  Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor.  These items are reported on the income tax return of the grantor, AVX Corporation.  Participants must include distributions in taxable income at the time of withdrawal.

5.	Transactions with Related Parties

All transactions in AVX common stock and Kyocera American Depository Shares (“ADS”) are related party transactions.

Amounts of ADS of Kyocera Corporation, the Company’s majority shareholder, held by the Plan at December 31 are as follows:

Kyocera	2013	2012

Shares	8,169	3,884
Market Value per Share	$ 50.14	$ 91.35
Market Value	409,594	354,803

Effective September 30, 2013, Kyocera Corporation’s stock was split at the ration of 2 for 1.

Amounts of AVX Corporation common stock held by the Plan at December 31 are as follows:

AVX	2013	2012
Shares	60,938	58,628
Market Value per Share	$ 13.93	$ 10.78
Market Value	848,866	632,010

6.	Risks and Uncertainties

The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Financial Condition with Fund Information.  The market value of the Plan’s assets is included as an asset and a liability on the Company’s balance sheet because the Plan’s assets are available to AVX’s general creditors in the event of the Company’s insolvency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

 (Name of Plan)

BY:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Administrative Committee

Date: March 25, 2014

AVX NONQUALIFIED SUPPLEMENTAL RETIREMENT PLAN

SCHEDULE I - INVESTMENTS

As of December 31, 2013

Description	Number of shares/units	Market Value	Percentage of Net Assets

New York Life Guaranteed Deposit Account*	2,641,551	$ 2,673,481	33.62%
AVX Stock Fund	60,938	848,866	10.67%
Kyocera Stock Fund	8,169	409,594	5.15%
MainStay S&P 500 Index Fund	5,083	217,495	2.73%
American Funds EuroPacific Growth Fund	5,144	247,847	3.12%
Janus Balanced Fund	9,764	292,712	3.68%
PIMCO Total Return Fund	90,811	970,772	12.20%
PIMCO Real Return Fund	54,479	597,629	7.51%
Wells Fargo Advantage Spec Mid Cap Value Fund	10,757	338,748	4.26%
MainStay Large Cap Growth Fund	43,068	448,340	5.64%
RidgeWorth Small Cap Value Equity Fund	6,025	107,672	1.35%
Oppenheimer Dev Markets Fund	6,113	232,422	2.92%
Columbia Select Large Cap Value Fund	24,846	525,236	6.60%
PIMCO Money Market Fund	43,820	43,820	0.55%
Total Investments		$ 7,954,634

* Cost information is not required for individual account plans with participant directed transactions.